Exhibit 99.3

CABLE & WIRELESS ANNOUNCES NEW CEO AND COO

Cable and Wireless plc today (2 April 2003) announces the appointment of Francesco Caio as its new Chief Executive Officer. At the same time it announces the creation of a new post, Chief Operating Officer, which is to be filled by Kevin Loosemore.

Both appointees have first-hand experience in the telecommunications and technology sectors: Francesco Caio as CEO and founder of Netscalibur and previously CEO of Omnitel and Merloni; and Kevin Loosemore as Regional President for EMEA of Motorola and formerly CEO of IBM UK. They were elected to the company’s Board yesterday evening, with effect from 4 April for Francesco Caio and from 2 April for Kevin Loosemore.

Graham Wallace will immediately relinquish the role of Chief Executive and will leave the Board on 4 April. He will be available to the new CEO during an interim handover period. The terms of his departure remain under discussion.

Richard Lapthorne, Chairman, Cable & Wireless, said, “Cable & Wireless has a great deal to do and as the Board’s thinking developed during the search process it became clear that making two senior appointments was the way forward. In taking over responsibility for the performance of Cable & Wireless, Francesco will focus on our customers and other key relationships around the world, as well as on the development and execution of strategy to meet those customers’ needs. Kevin will take day-to-day operational responsibility for the management of our businesses. They will work together very closely as a team.

“Francesco has proven leadership and strategic skills, combined with great energy and drive and is very customer oriented. He brings an excellent understanding of the sector, the competitive environment and the key issues. Kevin has extensive experience of leading transformation in technology businesses and great discipline and determination to deliver in line with strategy.

“We have been extremely fortunate to attract two world-class managers and I am very excited by the prospects this offers for the development of the company.

“Finally, I would like to offer my thanks to Graham for his continued commitment over the last couple of months. The period would have been much more difficult for me personally without his willing support.”

Francesco Caio said, “Cable & Wireless clearly faces a number of issues but we also have the opportunity to build on its undoubted strengths and experience as an international communications company. I have already agreed a modus operandi with Kevin, whom I’ve known for some time, which will enable us to move forward very decisively from day one.”

Commenting on the new CEO’s priorities, Richard Lapthorne said, “A great deal of thought has gone into the company’s likely long-term strategic direction. Francesco will now apply his industry experience to a rapid and critical examination of our recent thinking so that we can, at the time of our full-year results in June, clarify the way forward for Cable & Wireless.”

Remuneration

Francesco Caio will be paid a base salary of £700,000 p.a. with a maximum annual bonus of up to 150% of salary, subject to meeting performance targets. In the first year he will be guaranteed a minimum bonus payment of £375,000 (54%). Under the company’s policy to encourage executives closely to align their interests with shareholders’, he will be able to reinvest a proportion of any bonus in Cable & Wireless shares, to be held for three years, with 1:1 matching from the company at the end of the three-year period. He will receive an initial share option award of four times salary.

In recognition of arrangements with Netscalibur that he will forego, he will also receive a one-off payment of £375,000 that must be invested in Cable & Wireless shares, to be held for a minimum of three years. The company will provide a matching award of £375,000 in restricted shares vesting at the end of three years. He will receive a defined contribution pension with the company contribution rate set at 25% of salary. He will have a one-year rolling contract, with an initial two-year notice period.

He will also receive a relocation package. This will consist of a housing allowance, payable for the first three years of employment, sufficient to pay the cost of renting a two-bedroom apartment in Central London. If he relocates his main family home to London, relocation costs (stamp duty, professional fees, removal charges, etc.) will be paid. While his principal family home remains in Italy, reasonable travel costs for himself and his family between Italy and London will be met.

Kevin Loosemore will be paid a base salary of £490,000 p.a. with a maximum annual bonus of up to 100% of salary, subject to meeting performance targets. He will be able to reinvest a proportion of any bonus in the company's Deferred Short Term Incentive Plan. He will receive an initial share option award of four times salary. He will make an initial investment of £375,000 in Cable & Wireless shares, to be held for a minimum of three years; the company will provide a matching award of £375,000 in restricted shares vesting at the end of three years. He will receive a defined contribution pension with the company contribution rate set at 25% of salary. He will have a one-year rolling contract, with an initial two-year notice period.

He will also receive a relocation package. Subject to an overall limit of £150,000, relocation costs (stamp duty, professional fees, removal charges, etc.) will be paid for him to buy and set up a home in Central London.

Each of the investments to be made in the company’s shares and the share option awards referred to above will occur following the publication of the company’s results for the year ending 31 March 2003.

Biographies

Francesco Caio

Francesco Caio founded Netscalibur, the European business telecoms and internet services provider, in 2000. From 1997-2000 he was CEO of Merloni Elettrodomestici, one of Europe’s leading household appliances companies. He was the first CEO, from 1994-96, at Omnitel Pronto, Italy’s second largest mobile company before its acquisition by Mannesmann, and led its creation and launch. From 1991-93 he was with Olivetti where he was head of the telecommunications and multi-media division from 1992. From 1986-91 he specialised in the telecommunications sector while at McKinsey in London. He began his career with Olivetti in 1982 as a product manager in telecommunications systems.

He has been a board member of Motorola since November 2000 and remains on the board of Merloni.

Born in Italy in 1957, he is married with two children and has an electronic engineering degree from the Politecnico di Milano and an MBA from INSEAD.

Kevin Loosemore

Kevin Loosemore joined Motorola as Corporate Vice President and General Manager, EMEA, Global Telecommunications Solutions Sector in June 2001, becoming Regional President shortly after. He has recently led their Professional Services Group, developing wireless and communications solutions for this market. He was previously Chairman and CEO of IBM UK, Ireland and Netherlands from 2000-01 and from 1997-99 Managing Director for De La Rue Card Systems. He began his career with IBM in 1981, remaining with them until 1997.

Born in the UK in 1959, he is married with two children and has a Politics and Economics degree from Oxford.

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